Scudder Kemper Investments, Inc.
                                            Two International Place
                                            Boston, MA  02110
                                            January 6, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


RE: Withdrawal of Post-Effective Amendment No. 5, Accession Number 0000088053-99-001296, to the Registration Statement under the Securities Act of 1933 of Kemper Asian Growth Fund (the "Fund"), File Nos. 333-09069 and 811-07731


Dear Ms. Riegel:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "1933 Act"), the Fund hereby applies to withdraw Post-Effective Amendment No. 5, Accession Number 0000088053-99-001296, to its registration statement under the 1933 Act that was filed on December 29, 1999.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 and Rule 8b-16 under the Investment Company Act of 1940 for review and comment by the staff of the Commission. However, due to a clerical error, two
Post-Effective Amendments were filed for the Fund, instead of one. Therefore, the Fund hereby requests the withdrawal of the second Post-Effective Amendment.

Please contact James Cove at (617) 295-3357 with any questions you may have concerning this matter.

                                               Very truly yours,
                                               /s/ Philip J. Collora
                                               ---------------------
                                               Philip J. Collora
                                               Vice President and Secretary,
                                               Kemper Asian Growth Fund